

June 27, 2024

Joseph La Rosa
Chief Executive Officer and President
La Rosa Holdings Corp.
1420 Celebration Blvd., 2nd Floor
Celebration, FL 34747

> **Re: La Rosa Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2024**
> **File No. 333-278901**

Dear Joseph La Rosa:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We acknowledge your response to our prior comment. Please tell us how you have determined to register up to 7,734,221 shares of common stock issuable upon conversion of the convertible promissory notes. In this regard, we note that the promissory note issued in February 2024 was in the face amount of $1,052,631.58 and that the promissory note issued in April 2024 was in the face amount of $1,316,000, each with a conversion price of $2.50.

Plan of Distribution, page 22

2. We note your disclosure that the Selling Stockholder may sell their securities in transactions through broker-dealers, including ones where the broker-dealer agrees with the Selling Stockholder to sell a specified number of such securities at a stipulated price

per security. Please confirm your understanding that the retention by the Selling Stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

 Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Philip Magri